FILED BY:  MID ATLANTIC MEDICAL SERVICES, INC.
                          PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                          SUBJECT COMPANY:  MID ATLANTIC MEDICAL SERVICES, INC.
                                                    COMMISSION FILE NO. 1-13340


      In connection with the proposed transactions, UnitedHealth Group Incorporated ("UnitedHealth Group") and Mid Atlantic Medical Services, Inc. ("MAMSI") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of MAMSI common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov, and MAMSI stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from MAMSI. Such documents are not currently available.

      UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group's 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

      MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of MAMSI common stock in connection with the proposed transactions. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI's 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

      This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means

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of a prospectus  meeting the requirements of Section 10 of the Securities Act of
1933, as amended.

The following are the highlights of MAMSI's third quarter conference call.

HEADLINE: MAMSI Highlights Third Quarter 2003 Conference Call

BODY: Mid Atlantic Medical Services, Inc. (MAMSI) (NYSE:MME), one of the mid-Atlantic region's largest health services companies, today announced some of the highlights from its conference call held to discuss third quarter 2003 financial results.

      Quarter over quarter, MAMSI delivers reliable earnings growth. For the third quarter of 2003, the Company had net income of $46,154,000 or $1.10 per share on 41,830,000 diluted shares outstanding, compared to net income of $22,523,000 or $0.54 per share on 41,649,000 diluted shares in the third quarter of 2002. Net income increased 105 percent and earnings per share increased 104 percent, quarter over quarter. The third quarter's net income increased $7,072,000 or 18.1 percent over the second quarter of 2003.

      The Company's performance is attributable to a reduction in medical expenses and administrative costs. The medical care ratio for the third quarter of 2003 was 80.4 percent compared to 85.2 percent for the third quarter of 2002 and 82.1 percent in the second quarter of 2003. The administrative expense ratio was 10.3 percent for the third quarter of 2003 compared to 10.5 percent for the third quarter of 2002. Membership quarter over quarter was flat and MAMSI expects membership for the year to be down one to two percent.

      Looking  ahead to 2004,  MAMSI expects  membership  growth in the three to five percent range, annual per member per month premiums to increase approximately 11 percent net of buy-downs, the medical expense trend to be in the range of 10 to 11 percent, the administrative expense ratio to be in the range of 10 to 10.3 percent of consolidated revenues, and earnings per share to increase 15 to 20 percent.

      The merger with UnitedHealth Group presents an opportunity to combine and expand two complementary and market-leading health services companies. It provides a superior growth opportunity within the mid-Atlantic region and allows the Company to positively impact the healthcare experience of members and physicians. The merger allows for the additional penetration of MAMSI's wide-ranging suite of products and an opportunity to broaden customer relationships through UnitedHealth Group's product offerings such as Ovations, Uniprise and Specialized Care Services. MAMSI's members and employer groups will have access to a nationwide network of physicians and hospitals. Members, employer groups and physicians will benefit from the significant technologic advances available through UnitedHealth Group.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking information contained in this release is based on management's current knowledge of factors, all with inherent risks and uncertainties, affecting MAMSI's business. MAMSI's actual results may differ materially if these assumptions prove invalid. Significant risk factors, while not all-inclusive, are: the possibility of increasing price competition in the Company's service area; the effect of a weak economy on the Company; the effect on the Company due to the acts of terrorism and the threat of future attacks; the possibility that the Company is not able to increase its market share at the anticipated premium rates; the possibility of increased litigation, legislation or regulation (such as the numerous class action lawsuits that have been filed against managed care companies and the pending initiatives to increase health care regulation) that might have the potential for increased costs, and/or increased regulation of rates which might have the potential to decrease revenue; the inability to predict and control medical expenses due to increased utilization by the Company's membership, increased practitioner and pharmaceutical costs, federal or state mandates that increase benefits or limit the Company's oversight ability, the ultimate accuracy of the Company's estimate of the liability for incurred but not reported claims, the potential for disputes under its risk-sharing arrangements, and the Company's ability to maintain and renew these arrangements; and the possibility that the Company is not able to negotiate new or renewal contracts with appropriate physicians, other health care practitioners, hospitals and facilities. The list of significant risk factors is not intended to be exhaustive. There may be other risk factors that would preclude the Company from realizing the predictions made in the forward-looking statements. While the Company may periodically update this discussion of risk factors, the Company does not undertake to update any forward-looking statement that may be made by or on behalf of the Company prior to its next required filing with the Securities and Exchange Commission.

CONTACT: MAMSI
Public Relations
Deborah Robinson, 301-545-5256
 or
Investor Relations
Paul Dillon, 301-294-3702